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                                                                     EXHIBIT (c)

                                FAIRNESS OPINION

MORGAN STANLEY DEAN WITTER

                                                  1585 BROADWAY
                                                  NEW YORK, NEW YORK 10036
                                                  (212) 761-4000

                                                                October 17, 2000

Board of Directors
R&B Falcon Corporation
901 Threadneedle, Suite 200
Houston, Texas 77079-2902

Members of the Board:

     We understand that R&B Falcon Corporation ("R&B Falcon" or the "Company") will commence a tender offer (the "Offer") to purchase, on the terms set forth in the form of the draft Offer to Purchase dated October 12, 2000 (the "Offer to Purchase"), all outstanding shares of 13.875% Senior Cumulative Redeemable Preferred Stock, liquidation preference $1,000 per share (the "Preferred Stock"), issued by the Company April 22, 1999. Pursuant to the Offer to Purchase, the Offer will be at a price of $1,300 per share of Preferred Stock, net to the seller in cash (the "Offer Price"). We also note that the Offer is being made in connection with, but is not contingent upon, the merger (the "Merger") of R&B Falcon with an indirect subsidiary of Transocean Sedco Forex Inc. ("Transocean") pursuant to the Agreement and Plan of Merger dated August 19, 2000 (the "Merger Agreement"). Pursuant to the Merger R&B Falcon will, among other things, become a subsidiary of Transocean. The terms and conditions of the Merger and the Offer are more fully set forth in the Merger Agreement and the Offer to Purchase, respectively.

     You have asked for our opinion as to whether the Offer Price to be received by the holders of shares of Preferred Stock pursuant to the Offer is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of R&B Falcon and Transocean, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning R&B Falcon and Transocean prepared by the managements of R&B Falcon and Transocean, respectively;

          (iii) reviewed certain financial forecasts prepared by the managements of R&B Falcon and Transocean, respectively;

          (iv) discussed the past and current operations and financial condition and the prospects of R&B Falcon and Transocean, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of R&B Falcon and Transocean, respectively;

          (v) reviewed the pro forma impact of the Offer and its financing on R&B Falcon's earnings per share, cash flow, consolidated capitalization and financial ratios;

          (vi)   reviewed the trading activity and prices for the Preferred
                 Stock;
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                                                      MORGAN STANLEY DEAN WITTER

          (vii) compared the financial performance and credit ratings of R&B Falcon and Transocean and the prices and trading activity of the Preferred Stock with those of certain other publicly-traded companies, comparable with R&B Falcon and Transocean, respectively, and their securities;

          (viii) discussed the strategic and financial considerations for the Offer with the management and Board of Directors of R&B Falcon;

          (ix) participated in discussions and negotiations among representatives of R&B Falcon and Transocean and their financial and legal advisors;

          (x)    reviewed the Merger Agreement and certain related documents;

          (xi) reviewed the Certificate of Designation relating to the Preferred Stock and the draft Offer to Purchase;

          (xii) reviewed the past, current and anticipated financial returns of the Preferred Stock;

          (xiii) reviewed the financial terms, to the extent publicly available, of certain comparable tender offers to purchase securities deemed relevant; and

          (xiv) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of R&B Falcon and Transocean, respectively. We have not made any independent valuation or appraisal of the assets or liabilities of R&B Falcon or Transocean; nor have we been furnished with any such appraisals. In addition, we have assumed that the Merger and the Offer, if consummated, will be consummated in accordance with the terms set forth in the Merger Agreement and the draft Offer to Purchase, including that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and in connection with the Merger, including providing a fairness opinion to the Board of Directors of the Company in connection with the Merger, and will receive a fee for our services for each transaction. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory services for the Company and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing of a proxy or registration statement made by R&B Falcon with the Securities and Exchange Commission in connection with the Offer.

     We are expressing no opinion herein as to the prices at which the Preferred Stock will trade at any time. This opinion does not address the fairness of the Merger or the relative fairness of the consideration to be received by holders of Preferred Stock or R&B Falcon common stock in the Offer and the Merger, respectively. In addition, Morgan Stanley expresses no opinion or recommendation as to how the holders of Preferred Stock should act with regard to the Offer or as to how the holders of R&B Falcon Common Stock should vote at the stockholders' meeting held in connection with the Merger.
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                                                      MORGAN STANLEY DEAN WITTER

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of shares of Preferred Stock pursuant to the Offer is fair from a financial point of view to such holders.

                                        Very truly yours,

                                        MORGAN STANLEY & CO. INCORPORATED